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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         ---------------

                          SCHEDULE 14D-9

                        (Amendment No. 2)

              SOLICITATION/RECOMMENDATION STATEMENT
                   PURSUANT TO SECTION 14(d)(4)
              OF THE SECURITIES EXCHANGE ACT OF 1934


                       Ply Gem Industries, Inc.
                    (Name of Subject Company)


                     Ply Gem Industries, Inc.
                 (Name of Person Filing Statement)


              Common Stock, par value $0.25 per share
                  (Title of Class of Securities)


                       CUSIP NO.729416 10 7
               (CUSIP Number of Class of Securities)

                         ---------------

                       Jeffrey S. Silverman
               Chairman and Chief Executive Officer
                     Ply Gem Industries, Inc.
                         777 Third Avenue
                     New York, New York 10017
                          (212) 832-1550
           (Name, address and telephone number of person
          authorized to receive notice and communications
             on behalf of the person filing statement)


                         With copies to:

   Victor I. Lewkow, Esq.                 Charles M. Modlin, Esq.
     Cleary, Gottlieb,                          EAB Plaza
      Steen & Hamilton         and        12th Floor, West Tower
     One Liberty Plaza                  Uniondale, New York 11556
  New York, New York 10006                    (516) 794-4600
       (212) 225-2000

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           This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Ply Gem Industries, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission with respect to the tender offer made on July 29, 1997 by NTK Sub, Inc., a Delaware corporation (the "Offeror"), and a wholly owned subsidiary of Nortek, Inc., a Delaware corporation ("Nortek"), to purchase all outstanding shares of Common Stock.

           Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Schedule
14D-9.

Item 8.  Additional Information to be Furnished.

           Item 8 is amended to add the following information:

           Andrew Klotz, a purported shareholder of the Company, has filed a complaint in Delaware Chancery Court against the Company, the Company's Chairman and each of the other members of the Company's Board of Directors (the Chairman and such other directors collectively, the "Individual Defendants"). The complaint purports to be brought on behalf of a class consisting of all public stockholders of the Company, and claims that the Individual Defendants breached their fiduciary duties and subordinated the interests of the Company's public stockholders to the individual interests of the Company's Chairman with respect to amounts to be received by him in connection with the proposed termination of his existing employment agreement with the Company in connection with an acquisition of the Company, and that, as a result, the public stockholders have not and will not receive their fair proportion of the value of the Company's assets and business and/or have been and will be prevented from obtaining a fair and adequate price for their shares. The complaint seeks monetary relief based on the defendants' purported wrongful acts and seeks to have the Court impose a constructive trust upon all monies paid by Nortek and the Company to any Individual Defendant as a result of such person's purported breach of his fiduciary duties. The defendants believe the complaint to be without merit. A copy of the complaint is filed as Exhibit 15 to this Schedule 14D-9 and the foregoing summary is qualified by reference to the actual complaint.

Item 9.  Material to be Filed as Exhibits.

           Item 9 is amended to include Exhibit 15 as follows:

  Exhibit
     No.                           Description
  -------                          -----------

     15   -- Complaint in Klotz v. Ply Gem Industries, Inc., et.
             al., C.A. No. 15880NC.


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                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               PLY GEM INDUSTRIES, INC.


                               By: /s/ Herbert P. Dooskin
                                  --------------------------
                                      Herbert P. Dooskin
                                    Executive Vice President


Dated:  August 21, 1997


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                          EXHIBIT INDEX

                                                               Sequent-
                                                                ially
Exhibit                                                        Numbered
  No.                     Description                            Page
  ---                     -----------                            ----

   15 -- Complaint in Klotz v. Ply Gem Industries, Inc., et. al., C.A. No. 15880NC.



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